Sierra Wireless Reports Fourth Quarter and Full Year 2019 Results

VANCOUVER, BRITISH COLUMBIA - February 13, 2020 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its fourth quarter and fiscal year ended December 31, 2019. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“We announced just over a year ago our strategy to transform from a hardware-focused IoT company to delivering full IoT solutions with recurring revenue attached to our market leading IoT devices.  In 2019, we made tremendous progress and delivered on our plan with $99.1 million in recurring and other services revenue,” said Kent Thexton, President and CEO. “And more importantly, we achieved record design win success with over $90 million of future recurring revenue from hundreds of new accounts. We launched market leading IoT solutions like our Octave product, increased our IoT connections by more than 400,000 and ended 2019 with 3.6 million global connections. We are seeing strong customer demand for our bundled solutions and increasing design wins in the growing IoT market.”

FY 2019 results:(1)

•	Revenue: $713.5 million, lower by 10.1% year-over-year; recurring and other services revenue was 13.9% of annual revenue compared to 11.9% in 2018

•	Loss per share: GAAP loss: $1.95; Non-GAAP loss: $0.01

•	Adjusted EBITDA: $21.1 million

Q4 2019 results:(1)

•	Revenue: $174.3 million, lower by 13.5% year-over-year; recurring and other services revenue was 15.2% of quarterly revenue compared to 11.6% in 2018

•	Loss per share: GAAP loss: $0.30; Non-GAAP loss: $0.08

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"): $2.3 million

(1) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Fourth Quarter 2019
Revenue for the fourth quarter of 2019 was $174.3 million compared to $201.4 million in the fourth quarter of 2018.  Quarterly revenue for our two business segments was as follows: (i) Revenue from IoT Solutions was $90.9 million in the fourth quarter of 2019, a decrease of 5.0%, compared to $95.7 million in the fourth quarter of 2018 due primarily to lower Integrated IoT solutions module revenue, partially offset by stronger recurring and other services revenue. Within the IoT Solutions segment, excluding iTank (which was sold at the end of 2018), recurring and other services revenue was up 16.3% in the fourth quarter of 2019 compared to the same period of 2018; and (ii) Revenue from Embedded Broadband was $83.4 million in the fourth quarter of 2019, down 21.1%, compared to $105.7 million in the fourth quarter of 2018 due to weaker sales to mobile computing and networking customers, offset by a modest increase in sales to automotive customers. Recurring and other services revenue in the fourth quarter was $26.5 million, representing 15.2% of consolidated revenue and Product revenue was $147.8 million, representing 84.8% of consolidated revenue.

 GAAP RESULTS

•	Gross margin was $51.4 million, or 29.5% of revenue, in the fourth quarter of 2019 compared to $65.9 million, or 32.7% of revenue, in the fourth quarter of 2018.

•	Restructuring expense of $2.3 million in the fourth quarter of 2019 was comparable to the same period in 2018.

•
Operating expenses were $63.8 million and loss from operations was $12.4 million in the fourth quarter of 2019 compared to operating expenses of $70.1 million and loss from operations of $4.2 million in the fourth quarter of 2018.

•	Net loss was $10.9 million, or $0.30 per diluted share, in the fourth quarter of 2019 compared $3.8 million, or $0.11 per diluted share, in the fourth quarter of 2018.

NON-GAAP RESULTS(1)

•	Gross margin was 29.5% in the fourth quarter of 2019 compared to 32.7% in the fourth quarter of 2018.

•
Operating expenses were $54.0 million and loss from operations was $2.7 million in the fourth quarter of 2019 compared to operating expenses of $55.7 million and earnings from operations of $10.2 million in the fourth quarter of 2018.

•	Net loss was $2.9 million, or $0.08 per diluted share, in the fourth quarter of 2019 compared to net earnings of $9.0 million, or $0.25 per diluted share, in the fourth quarter of 2018.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $2.3 million in the fourth quarter of 2019 compared to $15.3 million in the fourth quarter of 2018.

(1) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Cash and cash equivalents at the end of the fourth quarter of 2019 were $75.5 million, representing a decrease of $11.4 million from the end of the third quarter of 2019. The decrease in cash was mainly due to working capital and capital expenditure requirements, partially offset by sale of receivables under our receivables purchase program and proceeds from sale of an investment.

Full Year 2019
Revenue for 2019 was $713.5 million compared to $793.6 million in 2018, a decrease of 10.1%. Product revenue was $614.4 million, down 12.1% year-over-year, and recurring and other services revenue was $99.1 million, up 5.0% compared to 2018. Annual revenue for the two business segments was as follows: (i) Revenue from IoT Solutions was $377.8 million in 2019, up 1.0% compared to $373.9 million in 2018 due to strong contributions from our recurring and other services revenue, as well as our Enterprise gateway products; partially offset by lower revenue from Integrated IoT solutions modules. Within the IoT Solutions segment, excluding iTank, recurring and other services revenue was up $6.8 million, or 7.4%, and (ii) Revenue from Embedded Broadband was $335.7 million in 2019, down 20.0% compared to $419.7 million in 2018 primarily due to weaker demand from mobile computing and networking customers as we complete certain programs with these customers, partially offset by slightly higher revenue from automotive customers.

GAAP RESULTS

•	Gross margin was $220.0 million, or 30.8% of revenue, in 2019 compared to $264.6 million, or 33.3% of revenue in 2018.

•	Restructuring expenses were $28.2 million in 2019 compared to $7.1 million in 2018.

•	Operating expenses were $278.0 million and loss from operations was $58.0 million in 2019 compared to operating expenses of $282.8 million and loss from operations of $18.3 million in 2018.

•	Net loss was $70.5 million, or $1.95 per diluted share, in 2019 compared to net loss of $24.6 million, or $0.68 per diluted share, in 2018.

NON-GAAP RESULTS(1)

•	Gross margin was 30.9% in 2019 compared to 33.4% in 2018.

•	Operating expenses were $217.7 million and earning from operations were $2.4 million in 2019 compared to operating expenses of $229.7 million and earnings from operations of $35.3 million in 2018.

•	Net loss was $0.3 million, or $0.01 per diluted share, in 2019 compared to net earnings of $32.4 million, or $0.90 per diluted share, in 2018.

•	Adjusted EBITDA was $21.1 million in 2018 compared to $55.9 million in 2018.

(1) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Acquisition of M2M Group
On January 7, 2020, we completed the acquisition of M2M group of companies ("M2M Group") in Australia. Total cash consideration paid to the shareholders of M2M Group was $19.6 million for 100% of the equity plus approximately $1.1 million for the retirement of certain obligations, subject to normal working capital adjustments. The M2M Group is focused on IoT connectivity services and cellular devices in Australia, and the acquisition expands the Company's IoT Solutions business in the Asia-Pacific region. We believe that the business is an excellent strategic fit with our IoT Solutions business with slightly more than half of the M2M Group’s revenue comprised of subscription-based recurring revenue, and representing a segment of the business that has been growing rapidly over the last several years. The M2M Group’s revenue in the last twelve months was US$17.9 million, of which $9.2 million was recurring subscription-based revenue. We expect the acquisition to be accretive to earnings immediately following closing. We believe the M2M Group has a solid platform for us to increase our IoT services and solutions in Australia and Southeast Asia.

Accounting Standard Adoption
We adopted the new accounting standard for lease accounting (ASC 842) effective January 1, 2019. Our fourth quarter and full year 2019 financial results reflect the adoption of this new standard.

Financial Guidance - Full Year
In 2020, we expect annual revenue to be between $690 million to $710 million and Adjusted EBITDA to be between $10 million and $15 million. On a reporting segment basis, our expectation is that IoT Solutions revenue will grow 7% to 10% year-over-year and Embedded Broadband revenue will decline by 12% to 15% year-over-year. See "Non-GAAP Financial Measures" below.

This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described in our regulatory filings. See "Cautionary Note Regarding Forward-Looking Statements" below.

Non-GAAP Financial Measures
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss), non-GAAP basic and diluted net earnings (loss) per share, adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), and free cash flow.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other nonrecurring costs or recoveries.

Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.

In addition to the above, non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other non-recurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Conference call and webcast details
Sierra Wireless President and CEO, Kent Thexton, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday February 13, 2020, at 5:30 PM Eastern time (2:30 PM Pacific time). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 9576269

To access the webcast, please follow the link below:
Sierra Wireless Q4 2019 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
https://onlinexperiences.com/Launch/QReg/ShowUUID=6A859656-86AC-4DE6-B78C-EDF604BF628D

The webcast will remain available at the above link for one year following the call.

Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) and may include statements and information relating to our Q4 2019 corporate update; financial guidance for our fiscal year 2020; expectations regarding the expected earnings of the M2M Group and ability to expand our market presence in Australia and Southeast Asia; our business outlook for the short and long term; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; expectations regarding trends in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.
Forward-looking statements:

•
Typically include words and phrases about the future such as "outlook", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	expected component supply constraints and manufacturing capacity;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	our ability to effect and to realize the anticipated benefits of our business transformation initiatives, and the timing thereof;

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	expected macro-economic business conditions;

•	expected cost of sales;

•	our ability to win new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks;

•	expected tax and foreign exchange rates; and

•	our ability to recruit a new Chief Financial Officer.

•
Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:

•	competition from new or established competitors or from those with greater resources;

•
natural catastrophes or public health epidemics could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;

•	the loss of, or significant demand fluctuations from, any of our significant customers;

•	our financial results being subject to fluctuation;

•	our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;

•	our ability to respond to changing technology, industry standards and customer requirements;

•
failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;

•	deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;

•	our ability to attract or retain key personnel and the impact of organizational change on our business;

•	cyber-attacks or other breaches of our information technology security;

•	risks related to the transmission, use and disclosure of user data and personal information;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	risks that the acquisition of M2M Group may fail to realize the expected benefits.

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks inherent in foreign jurisdictions; and

•	risks related to tariffs or other trade restrictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is is the leading IoT solutions provider that combines devices, network and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

AirPrime, AirLink, AirVantage, mangOH and Legato are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2019	2018	2019	2018
Revenue
loT Solutions	$90,937	$95,728	$377,808	$373,937
Embedded Broadband	83,364	105,667	335,705	419,665
	174,301	201,395	713,513	793,602
Cost of sales
loT Solutions	57,272	59,077	237,650	234,335
Embedded Broadband	65,661	76,423	255,873	294,696
	122,933	135,500	493,523	529,031
Gross margin	51,368	65,895	219,990	264,571
Expenses
Sales and marketing	22,309	22,353	92,093	88,587
Research and development	21,015	22,230	86,473	93,707
Administration	11,600	14,516	48,827	61,582
Restructuring	2,309	2,345	28,160	7,115
Acquisition-related and integration	274	613	974	3,962
Impairment	877	—	877	—
Loss on disposal of iTank business	—	2,064	—	2,064
Amortization	5,369	5,971	20,607	25,829
	63,753	70,092	278,011	282,846
Loss from operations	(12,385)	(4,197)	(58,021)	(18,275)
Foreign exchange gain (loss)	1,666	(2,378)	(1,296)	(5,470)
Other income (expense)	(109)	(19)	(301)	51
Loss before income taxes	(10,828)	(6,594)	(59,618)	(23,694)
Income tax expense (recovery)	90	(2,768)	10,920	916
Net loss	$(10,918)	$(3,826)	$(70,538)	$(24,610)
Other comprehensive earnings (loss):
Foreign currency translation adjustments, net of taxes of $nil	3,177	249	(4,070)	(6,670)
Comprehensive loss	$(7,741)	$(3,577)	$(74,608)	$(31,280)

Net loss per share (in dollars)
Basic	$(0.30)	$(0.11)	$(1.95)	$(0.68)
Diluted	(0.30)	(0.11)	(1.95)	(0.68)
Weighted average number of shares outstanding (in thousands)
Basic	36,222	36,057	36,166	36,019
Diluted	36,222	36,057	36,166	36,019

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)

	December 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$75,454	$89,076
Restricted cash	3,629	221
Accounts receivable	131,432	171,725
Inventories	54,291	50,779
Prepaids and other	19,256	11,703
	284,062	323,504
Property and equipment, net	39,924	39,842
Operating lease right-of-use assets	25,609	—
Intangible assets, net	70,072	84,890
Goodwill	207,595	211,074
Deferred income taxes	2,096	11,751
Other assets	9,982	12,855
	$639,340	$683,916

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$173,556	$184,220
Deferred revenue	10,610	6,213
	184,166	190,433
Long-term obligations	43,774	43,250
Operating lease liabilities	25,154	—
Deferred income taxes	4,921	6,103
	258,015	239,786
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 336,233,361 shares (December 31, 2018 – 36,067,415 shares)	435,532	432,552
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 44,487 shares (December 31, 2018 – 119,584 shares)	(370)	(1,965)
Additional paid-in capital	38,212	30,984
Retained deficit	(78,833)	(8,295)
Accumulated other comprehensive loss	(13,216)	(9,146)
	381,325	444,130
	$639,340	$683,916

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2019	2018	2019	2018
Cash flows provided by (used in):
Operating activities
Net loss	$(10,918)	$(3,826)	$(70,538)	$(24,610)
Items not requiring (providing) cash
Amortization	8,573	9,308	33,177	39,150
Stock-based compensation	1,801	2,743	12,930	13,060
Deferred income taxes	(93)	(4,145)	8,711	(1,685)
Impairment	877	—	877	—
Loss on disposal of iTank business	—	2,064	—	2,064
Unrealized foreign exchange loss (gain)	(958)	995	1,122	5,973
Other	570	58	1,218	279
Changes in non-cash working capital
Accounts receivable	156	1,236	37,965	(5,526)
Inventories	6,264	183	(3,712)	1,508
Prepaids and other	(1,111)	797	(8,611)	(3,525)
Accounts payable and accrued liabilities	(12,566)	12,919	(12,069)	21,944
Deferred revenue	1,113	94	5,792	(1,402)
Cash flows provided by (used in) operating activities	(6,292)	22,426	6,862	47,230
Investing activities
Additions to property and equipment	(4,691)	(4,378)	(16,494)	(18,166)
Additions to intangible assets	(801)	(1,140)	(3,779)	(2,933)
Proceeds from sale of property and equipment	11	17	98	93
Proceeds from sale of investment	3,303	—	3,303	—
Proceeds from sale of iTank business	—	5,000	500	5,000
Cash flows used in investing activities	(2,178)	(501)	(16,372)	(16,006)
Financing activities
Issuance of common shares, net of issuance cost	161	101	488	2,636
Repurchase of common shares for cancellation	—	—	—	(3,120)
Purchase of treasury shares for RSU distribution	(348)	(1,723)	(674)	(2,808)
Taxes paid related to net settlement of equity awards	(86)	(90)	(941)	(1,878)
Payment for contingent consideration	—	—	—	(130)
Decrease in other long-term obligations	(130)	(116)	(535)	(627)
Cash flows used in financing activities	(403)	(1,828)	(1,662)	(5,927)
Effect of foreign exchange rate changes on cash and cash equivalents	835	1,519	958	(1,224)
Cash, cash equivalents and restricted cash, increase (decrease) in the period	(8,038)	21,616	(10,214)	24,073
Cash, cash equivalents and restricted cash, beginning of period	87,121	67,681	89,297	65,224
Cash, cash equivalents and restricted cash, end of period	$79,083	$89,297	$79,083	$89,297

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2019					2018
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$219,990	$51,368	$55,043	$58,949	$54,630	$264,571	$65,895	$67,267	$69,309	$62,100
Stock-based compensation and related social taxes	167	20	44	44	59	479	58	57	57	307
Realized gains (losses) on hedge contracts	(4)	1	—	(2)	(3)	(30)	(13)	(11)	—	(6)
Other nonrecurring costs	—	—	—	—	—	5	5	—	—	—
Gross margin - Non-GAAP	$220,153	$51,389	$55,087	$58,991	$54,686	$265,025	$65,945	$67,313	$69,366	$62,401

Earnings (loss) from operations - GAAP	$(58,021)	$(12,385)	$(12,559)	$(23,271)	$(9,806)	$(18,275)	$(4,197)	$853	$(5,055)	$(9,876)
Stock-based compensation and related social taxes	13,194	1,802	3,876	4,102	3,414	13,006	2,743	3,473	3,950	2,840
Acquisition-related and integration	974	274	291	314	95	3,962	613	570	1,014	1,765
Restructuring	28,160	2,309	6,274	18,180	1,397	7,115	2,345	227	952	3,591
Impairment	877	877	—	—	—	—	—	—	—	—
Realized gains (losses) on hedge contracts	(187)	81	24	(183)	(109)	(562)	(296)	(201)	(14)	(51)
Other nonrecurring costs	2,903	795	279	662	1,167	11,485	4,761	1,583	5,141	—
Acquisition-related amortization	14,514	3,593	3,610	3,624	3,687	18,575	4,261	4,354	4,426	5,534
Earnings (loss) from operations - Non-GAAP	$2,414	$(2,654)	$1,795	$3,428	$(155)	$35,306	$10,230	$10,859	$10,414	$3,803

Net loss - GAAP	$(70,538)	$(10,918)	$(20,221)	$(28,176)	$(11,223)	$(24,610)	$(3,826)	$(1,037)	$(11,384)	$(8,363)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other nonrecurring costs (recoveries)	46,108	6,057	10,720	23,258	6,073	35,568	10,462	5,853	11,057	8,196
Amortization	33,177	8,573	8,115	8,118	8,371	39,150	9,308	9,483	9,651	10,708
Interest and other, net	301	109	121	102	(31)	(51)	19	(7)	(8)	(55)
Foreign exchange losses (gains)	1,109	(1,585)	2,988	(1,037)	743	4,908	2,082	(42)	4,034	(1,166)
Income tax expense (recovery)	10,920	90	4,577	5,657	596	916	(2,768)	1,738	2,289	(343)
Adjusted EBITDA	21,077	2,326	6,300	7,922	4,529	55,881	15,277	15,988	15,639	8,977
Amortization (exclude acquisition-related amortization)	(18,663)	(4,980)	(4,505)	(4,494)	(4,684)	(20,575)	(5,047)	(5,129)	(5,225)	(5,174)
Interest and other, net	(301)	(109)	(121)	(102)	31	51	(19)	7	8	55
Income tax expense - Non-GAAP	(2,418)	(176)	(653)	(859)	(730)	(2,930)	(1,245)	(352)	(769)	(564)
Net earnings (loss) - Non-GAAP	$(305)	$(2,939)	$1,021	$2,467	$(854)	$32,427	$8,966	$10,514	$9,653	$3,294

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(1.95)	$(0.30)	$(0.56)	$(0.78)	$(0.31)	$(0.68)	$(0.11)	$(0.03)	$(0.32)	$(0.23)
Non-GAAP - (in dollars per share)	$(0.01)	$(0.08)	$0.03	$0.07	$(0.02)	$0.90	$0.25	$0.29	$0.27	$0.09

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2019					2018
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions
Revenue	$377,808	$90,937	$93,439	$99,145	$94,287	$373,937	$95,728	$95,487	$93,274	$89,448
Gross margin
- GAAP	$140,158	$33,665	$35,203	$36,811	$34,479	$139,602	$36,651	$36,059	$34,282	$32,610
- Non-GAAP	$140,222	$33,676	$35,203	$36,833	$34,510	$139,818	$36,675	$36,081	$34,308	$32,754
Gross margin %
- GAAP	37.1%	37.0%	37.7%	37.1%	36.6%	37.3%	38.3%	37.8%	36.8%	36.5%
- Non-GAAP	37.1%	37.0%	37.7%	37.2%	36.6%	37.4%	38.3%	37.8%	36.8%	36.6%

Embedded Broadband
Revenue	$335,705	$83,364	$80,586	$92,229	$79,526	$419,665	$105,667	$107,939	$108,629	$97,430
Gross margin
- GAAP	$79,832	$17,703	$19,840	$22,138	$20,151	$124,969	$29,244	$31,208	$35,027	$29,490
- Non-GAAP	$79,931	$17,713	$19,884	$22,158	$20,176	$125,207	$29,270	$31,232	$35,058	$29,647
Gross margin %
- GAAP	23.8%	21.2%	24.6%	24.0%	25.3%	29.8%	27.7%	28.9%	32.2%	30.3%
- Non-GAAP	23.8%	21.2%	24.7%	24.0%	25.4%	29.8%	27.7%	28.9%	32.3%	30.4%

Total
Revenue	$713,513	$174,301	$174,025	$191,374	$173,813	$793,602	$201,395	$203,426	$201,903	$186,878
Gross margin
- GAAP	$219,990	$51,368	$55,043	$58,949	$54,630	$264,571	$65,895	$67,267	$69,309	$62,100
- Non-GAAP	$220,153	$51,389	$55,087	$58,991	$54,686	$265,025	$65,945	$67,313	$69,366	$62,401
Gross margin %
- GAAP	30.8%	29.5%	31.6%	30.8%	31.4%	33.3%	32.7%	33.1%	34.3%	33.2%
- Non-GAAP	30.9%	29.5%	31.7%	30.8%	31.5%	33.4%	32.7%	33.1%	34.4%	33.4%

Revenue by Type
Product	$614,384	$147,760	$149,396	$166,348	$150,880	$699,158	$178,031	$179,390	$178,806	$162,931
Recurring and other services	$99,129	$26,541	$24,629	$25,026	$22,933	$94,444	$23,364	$24,036	$23,097	$23,947